Exhibit 99.1

Davis Commodities Limited Announces Receipt of Nasdaq Final Action Letter

SINGAPORE, August 14, 2026 (GLOBE NEWSWIRE) -- Davis Commodities Limited (“Davis Commodities” or the “Company”), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced that it has received a final action letter dated August 11, 2026 (the “Final Action Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) relating to the listing of the Company’s securities.

The Final Action Letter informed the Company that the Nasdaq Board of Directors had declined to call for review the July 28, 2026, decision of the Nasdaq Listing and Hearing Review Council (the “Listing Council”).

Accordingly, pursuant to Nasdaq Listing Rule 5820(e)(6), the Listing Council’s decision represents Nasdaq’s final action in this matter.

Nasdaq further advised the Company that it will follow the procedures set forth in Nasdaq Listing Rule 5830 and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended, to remove the Company’s securities from listing on Nasdaq.

The Final Action Letter also provides that the Company may appeal Nasdaq’s decision to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 19 of the Securities Exchange Act of 1934 and the SEC Rules of Practice.

As previously disclosed, trading in the Company’s Class A ordinary shares on Nasdaq was suspended on March 25, 2026. The Company’s Class A ordinary shares are quoted on the OTC Markets under the symbol “DTCKF.”

The Final Action Letter relates to the listing status of the Company’s securities and the completion of Nasdaq’s internal review process. The Company will continue to comply with its applicable disclosure and reporting obligations and will make further announcements regarding any material developments, as appropriate and in accordance with applicable laws and regulations.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company specializing in the trading of sugar, rice, and oil and fat products across markets including Asia, Africa and the Middle East. The Company sources, markets and distributes commodities under its principal brands, including Maxwill and Taffy in Singapore.

The Company also provides complementary services supporting its commodity trading activities, including warehouse handling, storage and logistics services. Through its established network of commodity suppliers and logistics service providers, Davis Commodities serves customers across multiple international markets.

For more information, please visit the Company’s investor relations website at ir.daviscl.com.

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Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, among other things, statements concerning the Company’s future plans, regulatory and reporting obligations, the Nasdaq delisting process, any potential appeal or other actions the Company may consider, and the Company’s future business and operations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied by such statements. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties described in the Company’s filings with the SEC.

The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events, circumstances or changes in expectations, except as required by applicable law.

Investor Relations Contact

Davis Commodities Limited
Investor Relations Department
Email: investors@daviscl.com

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